SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 12
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 GIANT FOOD INC.
                            (Name of Subject Company)


                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                          AHOLD AMERICAS HOLDINGS, INC.
                               AHOLD U.S.A., INC.
                          GIANT ACQUISITION CORPORATION
                                    (Bidders)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105
                      (CUSIP Number of Class of Securities)



                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:



                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)( )
                                                                         (b)( )
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY

-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO; BK
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                     ( )

-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     ( )

-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Americas Holdings, Inc.
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)( )
                                                                         (b)( )

-------- ----------------------------------------------------------------------
 3       SEC USE ONLY

-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f )                                    ( )

-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)( )
                                                                         (b)( )

-------- ----------------------------------------------------------------------
 3       SEC USE ONLY

-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF; BK
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                     ( )

-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Giant Acquisition Corporation
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)( )
                                                                         (b)( )

-------- ----------------------------------------------------------------------
 3       SEC USE ONLY

-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                     ( )

-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

         This Amendment No. 12 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Giant Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) ("Royal Ahold"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.


ITEM 10. ADDITIONAL INFORMATION.

     Paragraph (f) of Item 10 is amended by adding at the end thereof the following:

     On September 17, 1998, Royal Ahold issued a press release announcing that it has made significant progress in completing its acquisition of Giant Food Inc. and that it has received preliminary indication from the Federal Trade Commission that the buyers for all 10 stores that must be divested and the signed purchase and sale agreements are acceptable. A copy of the press release is attached hereto as Exhibit (a)(18) and is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     The following is hereby added as an exhibit:

     Exhibit (a) (18) Press Release dated September 17, 1998

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 1998                      KONINKLIJKE AHOLD N.V.




                                         By:  /s/ A. Michiel Meurs
                                            -----------------------------------
                                            Name:   A. Michiel Meurs
                                            Title:  Executive Vice President



                                         AHOLD AMERICAS HOLDINGS INC.



                                         By:  /s/ Robert G. Tobin
                                            -----------------------------------
                                            Name:   Robert G. Tobin
                                            Title:  President



                                         AHOLD U.S.A., INC.



                                         By:  /s/ A. Michiel Meurs
                                            -----------------------------------
                                            Name:   A. Michiel Meurs
                                            Title:  Executive Vice President



                                         GIANT AQUISITION CORPORATION



                                         By:  /s/ Robert G. Tobin
                                            -----------------------------------
                                             Name:   Robert G. Tobin
                                             Title:  President